                                                                                                        April 24, 2008

VIA EDGAR TRANSMISSION AND THE MAIL

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Elizabeth Arden, Inc.
Form 10-K for the fiscal year ended June 30, 2007
File No. 1-6370

Dear Mr. Hartz:

         This letter sets forth the response of Elizabeth Arden, Inc. (the "Company" or "we" or "our") to the additional comment of the staff of the Securities and Exchange Commission (the "Commission") in a letter dated April 18, 2008, which comment relates to comments first raised in a letter from the Commission to the Company dated February 29, 2008. This letter supplements the responses set forth in the Company's response letter to the Commission dated April 15, 2008 (the "Response Letter"), and should be read in conjunction with the Response Letter. For ease of reference, the comment in the Commission's letter of April 18, 2008 is printed below and followed by the Company's response.
Form 10-K for the Fiscal Year Ended June 30, 2007 (the "2007 Form 10-K")

Consolidated Financial Statements

Note 19 -- Geographical Information, page 78

1.

We appreciate the information you provided in your response to comment 4 from our letter dated February 29, 2008. In order for us to better assess your response, please provide us with copies of the monthly financial and operating information that your CODM and board received for the periods ended June 30, 2005, 2006 and 2007 (including selected operating data for your selling units). We assume that the monthly packages for those periods include summarized data on a year-to-date basis, and if so, please provide us with that information as well. If not, please kindly include your year-to-date information. In addition, please provide the most recent available monthly and year-to-date information for 2008.

Company Response

We are supplementally providing to the Commission under separate cover copies of the monthly financial and operating information that our CODM and board of directors received for the months ended June 30, 2005, 2006 and 2007 and for the month ended February 29, 2008, which is the most recently available monthly financial and operating package circulated by the Company. These monthly packages include year-to-date information where relevant.

We believe that the monthly financial and operating packages that we are providing to the Commission under separate cover support the analysis and conclusion set forth in our Response Letter that the Company is managed on the basis of one reportable operating segment.

Mr. John Hartz
Securities and Exchange Commission
April 24, 2008

         Based upon the response previously provided in the Response Letter and the supplemental information that we are providing under separate cover, we believe that the Company has satisfied the Commission's requests.

         Please direct additional questions or comments to me at (203) 462-5739. My fax number is (203) 462-5798.

                                                                                                        Very truly yours,

                                                                                                        /s/ Stephen J. Smith
                                                                                                        Stephen J. Smith
                                                                                                        Executive Vice President
                                                                                                        and Chief Financial Officer

cc:    Lisa Haynes, Staff Accountant -- via facsimile: (202) 772-9368